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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                        DENCOR ENERGY COST CONTROLS, INC.
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                                (Name of Issuer)

                 Common and Series A Convertible Preferred Stock
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                         (Title of Class of Securities)

                                   248238 10-7
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                                 (CUSIP Number)

                                 Thomas J. Wiens
               5567 South Perry Park Road, Sedalia, Colorado 80135
                                 (303) 681-9344
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 7, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 248238-10-7                 13D
          -----------

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(1)      Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
         Persons

         Thomas J. Wiens
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(2)      Check the Appropriate Box if a Member of a Group*    (a)  [X]
                                                              (b)  [ ]
         First Western Industries, LLC, dba New West Holdings, LLC; New West Capital Partners, LLC; New West Capital, LLC
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(3)      SEC Use Only

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(4)      Source of Funds*

         AF
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(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

         None
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(6)      Citizenship or Place of Organization

         Colorado
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                                 (7)     Sole Voting Power

                                         12,600,000 Common and 3,348,000
                                         Series A Preferred
                                 -----------------------------------------------
                                 (8)     Shared Voting Power

Number of Shares                         12,600,000 Common and 3,348,000
Beneficially Owner                       Series A Preferred
by Each Reporting                -----------------------------------------------
Person                           (9)     Sole Dispositive Power

                                         12,600,000 Common and 3,348,000
                                         Series A Preferred
                                 -----------------------------------------------
                                 (10)    Shared Dispositive Power

                                         -0-
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(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         12,600,000 Common and 3,348,000 Series A Preferred
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(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

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(13)     Percent of Class Represented by Amount in Row (11)

         94.7%
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(14)     Type of Reporting Person

         IN
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Item 1.  Security and Issuer:

This statement on Schedule 13D relates to the shares of the common stock no par value and Series A Convertible Preferred Stock (collectively, the "Shares") of DENCOR ENERGY COST CONTROLS, INC., a Colorado corporation (the "Company"). The address of the Company's principal executive office is 1450 West Evans, Denver, Colorado 80223.

Item 2.  Identity and Background

(a) This statement is being filed on behalf of Thomas J. Wiens (the "Reporting Person"). The Reporting Person is taking the action discussed herein.

(b) The business address of the Reporting Person is 5567 South Perry Park Road, Sedalia, Colorado 80135.

(c) The Reporting Person's principal occupation is corporate officer.

(d) The Reporting Person has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in its being subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation by it with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The source of funds for the activity disclosed herein is a merger with Reliable Power Systems, Inc., a Colorado corporation, into the wholly-owned subsidiary of the Company.


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